UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 UNDER
THE SECURITIES EXCHANGE ACT OF 1934

For the month of November 2010

Commission File Number: 001-34804

ASIA ENTERTAINMENT & RESOURCES LTD.

(Translation of registrant’s name into English)

Unit 1004, East Town Building, 16 Fenwick Street, Wanchai, Hong Kong
(Address of Principal Executive Office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒                                                                Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐                         No ☐

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-_______________.

Other Events.

On November 15, 2010, Asia Entertainment & Resources Ltd. (the “Company”) consummated the transactions contemplated by that certain Profit Interest Purchase Agreement dated as of November 10, 2010 (the “Purchase Agreement”) among the Company, King’s Gaming Promotion Limited, a Macau company (“King’s Gaming”), Mr. Mok Chi Hung and Mr. Wong Hon Meng (collectively, the “Seller”), whom collectively own 100% of the equity interests of King’s Gaming, pursuant to which the Company acquired 100% of the profit interest in King’s Gaming (the “Acquisition”).

Pursuant to the Purchase Agreement, King’s Gaming sold to the Company the Profit Interest (as defined below) pursuant to a separate Profit Interest Agreement entered into between King’s Gaming and Billion Boom International Ltd., a company incorporated in the British Virgin Islands and a wholly owned subsidiary of the Company.  The Profit Interest was assigned to the Company at the closing as of November 1, 2010.  Following the closing, the Company has the right to restructure the management and organizational structure of King’s Gaming.  For purposes of the Purchase Agreement, “Profit Interest” means the right, title, interest and benefits in and to 100% of the net operating profit generated by King’s Gaming at the VIP gaming room located at the Venetian Macao-Resort-Hotel located in Taipa, Macao.

The Company purchased the Profit Interest for an aggregate amount of (i) US$36,000,000, of which US$9,000,000 was paid at the closing, and (ii) 1,500,000 Ordinary Shares (the “Purchase Price”). The balance of US$27,000,000 of the Purchase Price will be maintained as working capital at the cage of King’s Gaming (and shall be the sole property of the Company until paid to the Seller in accordance with the terms of the Purchase Agreement) and shall be paid to the Seller in installments of US$9,000,000 (each, an “Installment Payment”), subject to meeting a minimum Gross Profit (as defined below) requirement equal to US$6,150,000 (the “Minimum Gross Profit Requirement”) for each of the three fiscal years following the closing date commencing with fiscal year 2011, which shall be evidenced by the management prepared financial statements of King’s Gaming approved by the Audit Committee of the Company.  In the event King’s Gaming fails to achieve the Minimum Gross Profit Requirement in any of the three fiscal years following the closing date, the Installment Payment shall be reduced by an amount equal to the product of (x) US$9,000,000 and (y) the quotient obtained by dividing (A) the actual Gross Profit for such year, by (B) the Minimum Gross Profit Requirement.

For purposes of the Purchase Agreement, “Gross Profit” means 1.25% of the rolling chip turnover (which means the amount of non-redeemable chips that the Seller’s network of agents purchase from King’s Gaming’s and the Company’s VIP rooms) attributable to the Seller and his network of gaming agents and collaborators at both King’s Gaming’s existing VIP room and the Company’s existing and future VIP rooms, after deducting commissions and fees paid to the Seller’s network of gaming agents and collaborators and a fixed management fee of HK$600,000 per month unless otherwise agreed by the parties.  Revenues from VIP gaming rooms not employing a flat percentage of rolling chip turnover may not account for more than 30% of the rolling chip turnover and to the extent that revenues from such VIP gaming rooms account for more than 30% of the rolling chip turnover, such excess amount shall not be deemed Gross Profit for purposes of the Purchase Agreement.

In addition, as more fully set forth below, the Company shall issue to the Seller (i) up to an aggregate of 1,500,000 Ordinary Shares in the event certain Gross Profit targets are achieved for each of the three years following the closing date (the “Earnout Shares”), (ii) up to an aggregate of 700,000 Ordinary Shares in the event certain Gross Profit targets are achieved for each of the seven years following the third anniversary of the closing date (the “Incentive Shares”), and (iii) additional Ordinary Shares in the event the Gross Profit targets for each of the ten years following the closing date are exceeded by at least US$1,000,000 (the “Additional Incentive Shares”).  The Seller is not entitled to any Additional Incentive Shares on a pro rata basis for multiples of less or greater than US$1,000,000.

The Earnout Shares, the Incentive Shares and the Additional Incentive Shares shall be released and issued to the Seller as follows:

(a)           In the event the Minimum Gross Profit Requirement for fiscal year 2011 is achieved, the Seller shall receive 500,000 Earnout Shares and for each US$1,000,000 in which the Minimum Gross Profit Requirement for such year is exceeded, 10,000 Additional Incentive Shares.

(b)           In the event the Gross Profit of US$7,380,000 for fiscal year 2012 is achieved, the Seller shall receive 500,000 Earnout Shares and for each US$1,000,000 in which the Gross Profit target for such year is exceeded, 10,000 Additional Incentive Shares.

(c)           In the event the Gross Profit of US$8,860,000 for fiscal year 2013 is achieved, the Seller shall receive 500,000 Earnout Shares and for each US$1,000,000 in which the Gross Profit target for such year is exceeded, 10,000 Additional Incentive Shares.

(d)           In the event the Gross Profit of US$9,740,000 for the fiscal year 2014 is achieved, the Seller shall receive 100,000 Incentive Shares and for each US$1,000,000 in which the Gross Profit target for such year is exceeded, 10,000 Additional Incentive Shares.

(e)           In the event the Gross Profit of US$10,720,000 for fiscal year 2015 is achieved, the Seller shall receive 100,000 Incentive Shares and for each US$1,000,000 in which the Gross Profit target for such year is exceeded, 10,000 Additional Incentive Shares.

(f)           In the event the Gross Profit of US$11,790,000 for fiscal year 2016 is achieved, the Seller shall receive 100,000 Incentive Shares and for each US$1,000,000 in which the Gross Profit target for such year is exceeded, 10,000 Additional Incentive Shares.

(g)           In the event the Gross Profit of US$12,970,000 for fiscal year 2017 is achieved, the Seller shall receive 100,000 Incentive Shares and for each US$1,000,000 in which the Gross Profit target for such year is exceeded, 10,000 Additional Incentive Shares.

(h)           In the event the Gross Profit of US$14,260,000 for fiscal year 2018 is achieved, the Seller shall receive 100,000 Incentive Shares and for each US$1,000,000 in which the Gross Profit target for such year is exceeded, 10,000 Additional Incentive Shares.

(i)            In the event the Gross Profit of US$15,690,000 for fiscal year 2019 is achieved, the Seller shall receive 100,000 Incentive Shares and for each US$1,000,000 in which the Gross Profit target for such year is exceeded, 10,000 Additional Incentive Shares.

(j)            In the event the Gross Profit of US$17,260,000 for fiscal year 2020 is achieved, the Seller shall receive 100,000 Incentive Shares and for each US$1,000,000 in which the Gross Profit target for such year is exceeded, 10,000 Additional Incentive Shares.

Mr. Mok Chi Hung has provided a personal guaranty, for so long as Mr. Mok is employed by the Company or King’s Gaming, providing for the guaranty of all obligations of King’s Gaming and the Seller pursuant to the Purchase Agreement, including, but not limited to, any bad debts the Seller or his network of agents may have incurred or may incur in the future.

A copy of the press release relating to the Acquisition is attached to this Form 6-K as Exhibit 99.1.

Exhibits.

Exhibit No.	Description

99.1	Press Release dated November 16, 2010

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned thereunto duly authorized.

Dated: November 19, 2010

ASIA ENTERTAINMENT & RESOURCES LTD.

By:	/s/ Li Chun Ming Raymond
Name: Li Chun Ming Raymond
Title: Chief Financial Officer

EXHIBIT INDEX

Exhibit No.	Description

99.1	Press Release dated November 16, 2010